Exhibit 99.1

RISE Education Appoints New Chief Operating Officer

BEIJING, April 20, 2020 -- RISE Education Cayman Ltd (“RISE” or the “Company”) (NASDAQ: REDU), a leading junior English Language Training (“ELT”) provider in China, today announced the appointment of Ms. Hui Tai as Chief Operating Officer (“COO”). Ms. Jiandong Lu, who previously served as COO and Chief Financial Officer (“CFO”), will serve on as CFO.

Ms. Tai has more than 20 years of experience working in executive roles across several large global organizations. As a certified Lean Six Sigma Master Black Belt, Ms. Tai has extensive knowledge of enterprise operational excellence and improving efficiency through digitalization. Ms. Tai previously served as Co-CEO of YXT.COM, a cloud-based enterprise training service provider, where she was in charge of strategy implementation and business operations, between 2017 and 2019 before joining RISE. Ms. Tai was general manager in charge of education and operational excellence at Hewlett-Packard China between 2009 and 2016. During this period Ms. Tai also served as Dean of Hewlett-Packard University for three years. Prior to that, Ms. Tai worked at Motorola where she was responsible for customer service and improving operations across North Asia. Ms. Tai holds Master’s and Bachelor of Science Degrees from Harbin Engineering University.

Ms. Hui Tai commented, “RISE is a great company with strong brand recognition and an established and proven curriculum. I believe my experience in operational excellence and digital transformation will help further drive improvements in efficiency and build a stronger digital platform.”

Ms. Lihong Wang, Chairwoman and Chief Executive Officer of RISE, commented, “Ms. Tai is a great leader with a passion for education. Her deep experience in driving improvements in operational efficiency and digitally transforming companies will add significant value to our management team. I look forward to working closely with Ms. Tai to drive growth and continuing rolling out our digitalization strategy.”

Ms. Jiandong Lu commented, “RISE is a company with a very collaborative corporate culture. With Ms. Tai taking over the COO role, I will be able to narrow my focus on financial matters in support of RISE’s growth strategy.”

About RISE Education

RISE Education Cayman Ltd is a leading junior English Language Training (“ELT”) provider based in Beijing. Founded in 2007, the Company pioneered the application of the “subject-based learning” philosophy in China, which uses language arts, math, natural science, and social science to teach English in an immersive environment that helps students learn to speak and think like a native speaker. Through three flagship courses, Rise Start, Rise On, and Rise Up, the Company provides ELT to students aged three to six, seven to twelve and thirteen to eighteen, respectively. The Company’s highly scalable business model includes both self-owned and franchised learning centers. For more information, please visit http://en.risecenter.com/.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations in this press release contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about RISE and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract new students and retain existing students, its ability to maintain or enhance its brand, its ability to compete effectively against its competitors, its ability to execute its growth strategy, its ability to manage uncertainties and business disruptions caused by external factors, its ability to introduce new products or enhance existing products, its ability to obtain required licenses, permits, filings or registrations, its ability to grow or operate or effectively monitor its franchise business, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and government policies and regulations relating to its corporate structure, business and industry and their potential impact on its future business development, financial condition and results of operations. All information provided in this press release is as of the date hereof, and RISE undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although RISE believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by RISE is included in RISE’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F for the year ended December 31, 2019.

Investor Relations Contact

Mei Li

RISE Education Cayman Ltd

Email: riseir@rdchina.net

Tel : +86 (10) 8559-9191